Exhibit 2.1

MUTUAL WAIVERS

WHEREAS, BNC Bancorp (“BNC”) and Southcoast Financial Corporation (“Southcoast”) are parties to an Agreement and Plan of Merger, dated as of August 14, 2015, as amended (the “Agreement”); and

WHEREAS, Section 10.6 of the Agreement will allow either of the parties to the Agreement to unilaterally terminate the Agreement if the contemplated merger is not consummated by March 31, 2016; and

WHEREAS, there is a substantial possibility that consummation of the merger will not occur by March 31, 2016; and

WHEREAS, the parties to the Agreement have incurred substantial costs in connection with the proposed merger and expect to incur substantial additional costs in order to consummate the merger; and

WHEREAS, each of the parties hereto continue to believe that consummation of the merger is in their best interest.

NOW, THEREFORE, for and in consideration of the mutual waivers contained herein, intending to be legally bound hereby, the parties hereto agree as follows:

1.BNC hereby waives until August 1, 2016 its right under Section 10.6 of the Agreement to terminate the Agreement due to the failure of the merger to have been consummated by March 31, 2016, by giving written notice to Southcoast.

2.Southcoast hereby waives until August 1, 2016 its right under Section 10.6 of the Agreement to terminate the Agreement due to the failure of the merger to have been consummated by March 31, 2016, by giving written notice to BNC.

3.These waivers do not modify or eliminate any other rights of either of the parties hereto with respect to the Agreement.

Agreed to as of the 22nd day of March, 2016.

BNC Bancorp	Southcoast Financial Corporation
By /s/ Richard D. Callicutt II	By /s/ L. Wayne Pearson
Richard D. Callicutt II President and Chief Executive Officer	L. Wayne Pearson Chairman and Chief Executive Officer